Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Experts”, and to the use in the Annual Report on Form 40-F of Quest Rare Minerals Ltd. (the “Company”) of our report dated January 20, 2015 with respect to the financial statements of the Company comprising the consolidated statements of financial position as at October 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended October 31, 2014, included as Exhibit 99.1, and incorporated by reference in the Corporation’s Annual Report on Form 40-F.

(Signed) Ernst & Young LLP1

Montréal, Canada

January 27, 2015

[1]	CPA auditor, CA, public accountancy permit no A122227